Musaffa CFV LLC

（a Wyoming Limited Liability Company）

Audited Financial Statements

As of the year ended December 31, 2024 and 2023

Audited by



Alice.CPA LLC
A New Jersey CPA Company

Financial Statements

Musaffa CFV LLC

Table of Contents











Alice CPA

Independent Auditor's Report

April 23, 2025
To: Management of Musaffa CFV LLC
Re: 2024-2023 Financial Statement Audit – Musaffa CFV LLC

Report on the Audit of the Financial Statements

Opinion

We have audited the financial statements of Musaffa CFV LLC, which comprise the balance sheets as of December 31, 2024 and December 31, 2023, and the related statements of income, changes in members' equity, and cash flows for the years then ended, and the related notes to the financial statements. In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Musaffa CFV LLC as of December 31, 2024 and December 31, 2023, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Musaffa CFV LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Musaffa CFV LLC's ability to continue as a going concern.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Musaffa CFV LLC's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Musaffa CFV LLC's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Sincerely,

Alice·CPA LLC

Alice.CPA LLC
April 23, 2025



MUSAFFA CFV LLC
BALANCE SHEETS
As of December 31, 2024 and 2023
(Audited)

ASSETS	2024	2023
Current Assets		
Cash and cash equivalents	-	-
Total Current Assets	$ -	$ -
Other Assets		
Investments in Related Party	829,754	-
Total Other Assets	$ 829,754	
Total Assets	$ 829,754	$ -
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities		
Accounts payable	-	-
Related Party Payable	-	-
Total Current Liabilities	$ -	$ -
Long-Term Liabilities		
Total Long-Term Liabilities	$ -	$ -
Total Liabilities	$ -	$ -
Member's Equity		
Member's capital	829,754	-
Retained earnings	-	-
Total Member's Equity	$ 829,754	$ -
Total Liabilities and Member's Equity	$ 829,754	$ -

The accompanying footnotes are an integral part of these financial statements.

MUSAFFA CFV LLC
INCOME STATEMENTS
For the Years Ended December 31, 2024 and 2023
(Audited)

	2024		2023	
Revenues	$	-	$	-
Operating Expenses				
General and administrative		-		-
Professional services		-		-
Depreciation and amortization		-		-
Total Operating Expenses	$	-	$	-
Net Income (Loss)	$	-	$	-

The accompanying footnotes are an integral part of these financial statements.

MUSAFFA CFV LLC
STATEMENTS OF CHANGES IN MEMBER'S EQUITY
For the Years Ended December 31, 2024 and 2023
(Audited)

	Member's Capital	Retained Earnings	Total Member's Equity
Balance as of November 13, 2023 (Inception)	$ -	$ -	$ -
Net loss	-	-	-
Balance as of December 31, 2023	$ -	$ -	$ -
Member's contributions	829,754	-	829,754
Net loss	-	-	-
Balance as of December 31, 2024	$ 829,754	$ -	$ 829,754

The accompanying footnotes are an integral part of these financial statements.

MUSAFFA CFV LLC
STATEMENT OF CASH FLOWS
For the Years Ended December 31, 2024 and 2023
(Audited)

Cash Flows from Operating Activities	2024	2023
Net Income (Loss)	$ -	$ -
Adjustments to reconcile net income (loss) to net cash provided by operations:		
Depreciation and amortization	-	-
Changes in operating assets and liabilities:		
Accounts receivable	-	-
Accounts payable	-	-
Related Party Payable	-	-
Net cash provided by (used in) operating activities	-	-
Cash Flows from Investing Activities		
Investments	(829,754)	
Net cash used in investing activities	(829,754)	-
Cash Flows from Financing Activities		
Member's contributions	829,754	
Net cash from financing activities	829,754	-
Net change in cash and cash equivalents	-	-
Cash and cash equivalents at beginning of period	-	-
Cash and cash equivalents at end of period	$ -	$ -

The accompanying footnotes are an integral part of these financial statements.

MUSAFFA CFV LLC
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024 AND 2023
(AUDITED)

NOTE 1 – NATURE OF OPERATIONS

Musaffa CFV LLC (which may be referred to as the "Company", "we," "us," or "our"), a Wyoming limited liability company, operates pursuant to a limited liability company agreement (the "Agreement") dated November 13, 2023. The Company was formed on November 13, 2023 with the intent to facilitate the investment in Musaffa, Inc., a Delaware Corporation ("Crowdfunding Issuer"), via a regulation crowdfunding offering.

The general purposes of the Company is to acquire hold, dispose of, and otherwise invest in securities of the Crowdfunding Issuer; to exercise all rights, powers, and privileges with respect to securities of the Crowdfunding Issuer; to enter into, make, and perform all contracts in connection with its ownership of Securities of the Crowdfunding Issuer; and to engage in any other lawful activities which are related or incidental to the foregoing purposes.

The expenses associated with its formation, operation, or winding up of the Company will be paid by Musaffa Inc.

All income and expenses of the Company will be consolidated and reported within Musaffa Inc.'s financial statements.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared using the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. As of December 31, 2024, the Company had no cash and cash equivalents.

Fair Value Measurements

MUSAFFA CFV LLC
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024 AND 2023
(AUDITED)

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

As of December 31, 2024, the carrying amount of the Company's investments reported in the balance sheet approximate their fair value.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

NOTE 3 – INCOME TAX PROVISION

The Company is a limited liability company, treated as a partnership for federal and state income tax purposes with all income tax liabilities and/or benefits of the Company being passed through to the members. As such, no recognition of federal or state income taxes for the Company have been provided for in the accompanying financial statements.

Any uncertain tax position taken by a member is not an uncertain position of the Company.

NOTE 4 – MEMBERS AND OWNERSHIP

In 2024, the Company had received $829,754 in exchange for member units via an offering through Dealmaker Securities LLC. The offering remains open through the date of management's representation.

The expenses associated with its formation, operation, or winding up of the Company will be paid by Musaffa Inc.

Investment Vehicle

All money received from Members shall be used to purchase non-voting Class B Common Stock of Musaffa, Inc. The Company shall maintain a one-to-one relationship between the number, denomination, type and rights of the Class B Common Stock of Musaffa, Inc. it owns and the number, denomination, type and rights of its securities outstanding. The Membership Units will be uncertificated, unless the Manager (in its sole discretion) agrees to have certificates created and the Crowdfunding Issuer agrees to pay all expenses incurred to do so.

MUSAFFA CFV LLC
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024 AND 2023
(AUDITED)

NOTE 5 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

NOTE 6 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company's ability to continue is dependent upon management's plan to raise additional funds through a crowdfunding campaign, capital contributions from Members and the ability to fund operational expenses for the Company. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 7 – SUBSEQUENT EVENTS

Crowdfunded Offering

The Company is offering (the "Crowdfunded Offering") up to $4,012,910 in Member units. The Company is planning to raise a minimum amount of $10,000 in this offering. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through Dealmaker (the "Intermediary"). The Intermediary will be entitled to receive a commission fee and/or securities issued in this offering as an intermediary fee.

Management's Evaluation

Management has evaluated subsequent events through April 23, 2025, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified that require adjustment or disclosure in the financial statements.